UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Constellation Energy Partners LLC
(Name of Issuer)

Class B Units of Members' Equity
(Title of Class of Securities)

21038E101
(CUSIP Number)

June 30, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No.   21038E101

1	Name of Reporting Persons.

GPS Partners LLC

I.R.S. Identification Nos. of above persons (entities only).

73-1735371
2	Check the Appropriate Box if a Member of a Group		(a)	☐
			(b)	☐

3	SEC Use Only

4	Citizenship or Place of Incorporation

Delaware, United States
		5	Sole Voting Power
Number of
	Shares		2,933,726
	Beneficially Owned	6	Shared Voting Power
by Each Reporting
	Person		None
	With	7	Sole Dispositive Power

2,933,726
		8	Shared Dispositive Power

None
9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,933,726
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11	Percent of Class Represented by Amount in Row (9)

13.39%
12	Type of Reporting Person:

IA

CUSIP No.   21038E101

1	Name of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Brett S. Messing
2	Check the Appropriate Box if a Member of a Group		(a)	☐
			(b)	☐

3	SEC Use Only

4	Citizenship or Place of Incorporation

United States
		5	Sole Voting Power
Number of
	Shares		2,933,726
	Beneficially Owned	6	Shared Voting Power
by Each Reporting
	Person		None
	With	7	Sole Dispositive Power

2,933,726
		8	Shared Dispositive Power

None
9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,933,726
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11	Percent of Class Represented by Amount in Row (9)

13.39%
12	Type of Reporting Person:

HC

Item 1(a).    Name of Issuer:

Constellation Energy Partners LLC

Item 1(b).   Address of Issuer's Principal Executive Offices:

111 Market Place
Baltimore, MD 21202

Item 2(a).    Name of Person Filing
Item 2(b).   Address of Principal Business Office or, if None, Residence
Item 2(c).    Citizenship

GPS Partners LLC
2120 Colorado Ave. Suite 250
Santa Monica, CA 90404
United States

Brett S. Messing
2120 Colorado Ave. Suite 250
Santa Monica, CA 90404
United States

Item 2(d).   Title of Class of Securities:

Class B Units of Members' Equity

Item 2(e).    CUSIP Number:

21038E101

Item 3.        GPS Partners LLC is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E). Brett S. Messing is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.        Ownership:

a.  Amount beneficially owned: 2,933,726

b.  Percent of Class: 13.39%

c.  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote  2,933,726

(ii)  Shared power to vote or to direct the vote  None

(iii) Sole power to dispose or to direct the disposition of 2,933,726

(iv) Shared power to dispose or to direct the disposition None

Item 5.        Ownership of Five Percent or Less of a Class:

[ ]

Item 6.                Ownership of More than Five Percent on Behalf of Another Person:

GPS Partners LLC manages the assets of various advisory clients who have the right to receive dividends from, or the proceeds from the sale of, the securities described herein.  One of such clients, GPS Income Fund (Cayman) Ltd., has the right to receive dividends from, or the proceeds from the sale of, over 5% of the securities of such class.

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control

Person:

Not applicable.

Item 8.                Identification and Classification of Members of the Group:

Not applicable.

Item 9.                Notice of Dissolution of Group:

Not applicable.

Item 10.              Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date        July 9, 2008

GPS Partners LLC

By: /s/ Steven A. Sugarman
----------------------------
Steven A. Sugarman
Title:  Partner

By: /s/ Brett S. Messing
----------------------------
Name:  Brett S. Messing
Title:  Managing Partner

/s/ Brett S. Messing
----------------------------
Brett S. Messing, an individual

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated July 9, 2008, (the "Schedule 13G"), with respect to the Class B Units of Members' Equity of Constellation Energy Partners LLC is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees  to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of July 2008.

GPS Partners LLC

By:	/s/ Steven A. Sugarman
Name:	Steven A. Sugarman
Title:	Partner

By:	/s/ Brett S. Messing
Name:	Brett S. Messing
Title:	Managing Partner

/s/ Brett S. Messing
Brett S. Messing, an individual

Statement of Control Person

The Statement on this Schedule 13G dated July 9, 2008 with respect to the Class B Units of Members' Equity of Constellation Energy Partners LLC is filed by Brett S. Messing in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively, as control person (HC) of GPS Partners LLC.

GPS Partners LLC files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as an investment advisor (IA).